

FOR IMMEDIATE RELEASE   TSX: WPM
September 3, 2020   NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES RANDY SMALLWOOD APPOINTED AS NEW CHAIR OF THE WORLD GOLD COUNCIL

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that the World Gold Council has appointed Randy Smallwood, President and Chief Executive Officer of Wheaton, as its new Chair.

"I am honoured to represent the World Gold Council as its new Chair, especially in these times when the importance of gold is becoming ever more apparent. There is no better industry body to advocate the case for gold than the World Gold Council, who has worked tirelessly to grow gold's recognition as an essential allocation within any investment portfolio, while at the same time nurturing the more traditional demand segments," said Randy Smallwood, President and Chief Executive Officer of Wheaton. "The World Gold Council is well-positioned to continue leading on landmark initiatives that support our industry, such as the development of the Responsible Gold Mining Principles. I look forward to working with David Tait and the rest of the team, and the entire Board to further advance the invaluable work of the World Gold Council and deliver industry-leading standards that help set the bar."

Since 2014, Wheaton has been a member of the World Gold Council, which includes the world's leading gold mining companies. The World Gold Council is the market development organization for the gold industry. Its purpose is to stimulate and sustain demand for gold, provide industry leadership and be the global authority on the gold market.

"Randy has been a valuable member of the Board for many years and brings a wealth of knowledge and industry experience" said David Tait, Chief Executive of the World Gold Council. "Randy is widely known and highly respected across the mining industry, which I believe will greatly help us in our endeavours to explain the important role that gold plays in today's societies and the importance of gold as an asset class. I am very much looking forward to working closely with him as our new Chair."

Doug Holtby, Wheaton's Chairman of the Board, further commented, "I'd like to congratulate Randy on this appointment. Under Randy's leadership, Wheaton has become a leader in the precious metals streaming space from both a financial and sustainability perspective. I strongly believe the World Gold Council will benefit from his many years of experience and commitment to responsible mining."

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com